EXHIBIT 99.1

PyroGenesis’ Subsidiary, Pyro Green-Gas, Selected to Supply $5Million (min.) Landfill Biogas Purification System

Project expected to repurpose 3,500 tonnes of greenhouse gases (GHG)
per year into high value fuel; equivalent to 1,000 cars

MONTREAL, Sept. 22, 2021 (GLOBE NEWSWIRE) -- PyroGenesis Canada Inc. (http://pyrogenesis.com) (NASDAQ: PYR) (TSX: PYR) (FRA: 8PY), a high-tech Company (hereinafter referred to as the “Company” or “PyroGenesis”), that designs, develops, manufactures and commercializes advanced plasma processes and sustainable solutions to reduce greenhouse gases, today announces that Pyro Green-Gas, formerly known as AirScience Technologies Inc.(“AST”), a wholly owned subsidiary of PyroGenesis Canada Inc, has been selected to supply its landfill biogas purification system to Carbonaxion Bioénergies Inc., the promoter of GNR Neuville project, which is being developed at the environmental complex of the Régie régionale de gestion des matières résiduelles de Portneuf (“RRGMRP” or “The Régie”), located in Quebec Canada The Régie is a municipal organization that manages the residual materials of 24 municipalities.

Carbonaxion Bioénergies previously entered into an agreement with The Régie to build, own and operate a landfill gas plant that will convert the waste from the Neuville landfill site into a renewable natural gas (RNG) over the next 20 years. Carbonaxion then selected Pyro Green-Gas as the supplier of the biogas purification system. The contract has an expected value in excess of $5 million and is expected to be fully commissioned in the first half of 2023.

The technologies to be provided by Pyro Green-Gas as part of this landfill gas purification project include desulfurization, dehydration, decarbonization, removal of nitrogen and oxygen depletion all geared to produce a biomethane suitable to be incorporated into a gas pipeline owned by Energir, the largest natural gas distribution company in Quebec.

The biogas purification unit at the Neuville site is expected to produce an average of 1.8 million cubic meters of biomethane (or RNG) per year, which will be injected into Energir's gas network. Previously, the biogas produced from the decomposition of organic waste at the landfill was collected and destroyed by flaring. As a result, this project is expected to reduce 3,500 tonnes of greenhouse gases (GHG) per year which is the equivalent of removing 1,000 cars from the road every single year.

“We are pleased to announce this important milestone, less than one month after closing the strategic acquisition of AST,” said Mr. P. Peter Pascali, President and Chair of PyroGenesis. “Today’s announcement is a confirmation of the strategic decision behind the acquisition, and of the reputation of Pyro Green-Gas’s environmental technologies within the RNG market. Being chosen to supply this landfill gas purification equipment unit to Carbonaxion Bioénergies represents further validation of the technology and its value proposition to our customers. We believe there is significant demand for upgrading biogas facilities worldwide, particularly given the legislative trend across North America towards regulating minimum amounts of RNG to be incorporated within gas pipelines.”

Réjean Carrier, President and Co-founder of Carbonaxion Bioénergies, stated, “PyroGenesis and AirScience Technologies are ideal partners for Carbonaxion as they share our vision to promote and integrate sustainable solutions, aimed at reducing GHGs and decarbonizing our economy. We look forward to deploying Pyro Green-Gas’s proprietary technologies that will not only significantly reduce GHGs, but will also transform an expense into a revenue stream for the municipalities concerned over the next 20 years.”

About Carbonaxion Bioénergies Inc.

Carbonaxion Bioénergies Inc. offers eco-responsible solutions that are beneficial for all, helping to reduce greenhouse gas (GHG) emissions. The company acts as a promoter and/or integrator of solutions, often innovative in terms of technology or business model, aimed at decarbonizing the economy. For more information, please visit: https://www.carbonaxion.com/.

About Pyro Green-Gas (formerly known as AirScience Technologies Inc.)

Pyro Green-Gas, a Montreal-based company, offers technologies, equipment, and expertise in the area of biogas upgrading, as well as air pollution controls. Pyro Green-Gas designs and builds: (i) gas upgrading systems to convert biogas to renewable natural gas (RNG); (ii) pyrolysis-gas purification; (iii) biogas & landfill-gas flares and thermal oxidizers; and (iv) purification of coke-oven gas (COG) (a by-product in the primary steel industry arising from the conversion of coal into coke) into high purity hydrogen, which is in high demand across the industry. Pyro Green-Gas is also known for its line of landfill gas flares which reduce greenhouse gas (“GHG”) emissions specifically from landfills.

About PyroGenesis Canada Inc.

PyroGenesis Canada Inc., a high-tech company, is a leader in the design, development, manufacture and commercialization of advanced plasma processes and sustainable solutions which reduce greenhouse gases (GHG), and are economically attractive alternatives to conventional “dirty” processes. PyroGenesis has created proprietary, patented and advanced plasma technologies that are being vetted and adopted by multiple multibillion dollar industry leaders in four massive markets: iron ore pelletization, aluminum, waste management, and additive manufacturing. With a team of experienced engineers, scientists and technicians working out of its Montreal office, and its 3,800 m2 and 2,940 m2 manufacturing facilities, PyroGenesis maintains its competitive advantage by remaining at the forefront of technology development and commercialization.  The operations are ISO 9001:2015 and AS9100D certified, having been ISO certified since 1997. For more information, please visit: www.pyrogenesis.com.

This press release contains certain forward-looking statements, including, without limitation, statements containing the words "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect", "in the process" and other similar expressions which constitute "forward- looking information" within the meaning of applicable securities laws. Forward-looking statements reflect the Corporation's current expectation and assumptions and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated. These forward-looking statements involve risks and uncertainties including, but not limited to, our expectations regarding the acceptance of our products by the market, our strategy to develop new products and enhance the capabilities of existing products, our strategy with respect to research and development, the impact of competitive products and pricing, new product development, and uncertainties related to the regulatory approval process. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks and uncertainties and other risks detailed from time-to-time in the Corporation's ongoing filings with the securities regulatory authorities, which filings can be found at www.sedar.com, or at www.sec.gov. Actual results, events, and performance may differ materially. Readers are cautioned not to place undue reliance on these forward-looking statements. The Corporation undertakes no obligation to publicly update or revise any forward- looking statements either as a result of new information, future events or otherwise, except as required by applicable securities laws. Neither the Toronto Stock Exchange, its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) nor the NASDAQ Stock Market, LLC accepts responsibility for the adequacy or accuracy of this press release.

SOURCE PyroGenesis Canada Inc.

For further information please contact:
Rodayna Kafal, Vice President Investors Relations and Strategic Business Development
Phone: (514) 937-0002, E-mail: ir@pyrogenesis.com
RELATED LINK: http://www.pyrogenesis.com/